CUSIP NO.  45031T 10 4                                        Page 1 of 22 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               ITC DeltaCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe VIII, L.P.,                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                & Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  45031T 10 4                                        Page 2 of 22 Pages


1)    Name of Reporting Person            Welsh, Carson, Ander-
      I.R.S. Identification               son & Stowe VIII, L.P.
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             WC

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting
Shares Beneficially                        Power                 -0-
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting   22,107,085 shares of
                                           Power          Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-
                                           tive Power            -0-

                                    --------------------------------------------
                                    10)   Shared Dis-     22,107,085 shares of
                                           positive Power Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 PN

CUSIP NO.  45031T 10 4                                        Page 3 of 22 Pages


1)    Name of Reporting Person            WCAS VIII Associates, L.L.C.
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             AF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
of Organization                                 United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 CO

CUSIP NO.  45031T 10 4                                        Page 4 of 22 Pages


1)    Name of Reporting Person            Patrick J. Welsh
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                        Page 5 of 22 Pages


1)    Name of Reporting Person            Russell L. Carson
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                        Page 6 of 22 Pages


1)    Name of Reporting Person            Bruce K. Anderson
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                        Page 7 of 22 Pages


1)    Name of Reporting Person            Thomas E. McInerney
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                        Page 8 of 22 Pages


1)    Name of Reporting Person            Robert A. Minicucci
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                        Page 9 of 22 Pages


1)    Name of Reporting Person            Anthony J. deNicola
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 10 of 22 Pages


1)    Name of Reporting Person            Paul B. Queally
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 11 of 22 Pages


1)    Name of Reporting Person            Jonathan M. Rather
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 12 of 22 Pages


1)    Name of Reporting Person            D. Scott Mackesy
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 13 of 22 Pages


1)    Name of Reporting Person            John D. Clark
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 14 of 22 Pages


1)    Name of Reporting Person            James R. Matthews
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 15 of 22 Pages


1)    Name of Reporting Person            Sanjay Swani
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
--------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]

--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds                             PF

--------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                          United States

--------------------------------------------------------------------------------
Number of                           7)    Sole Voting            -0-
Shares Beneficially                        Power
Owned by Each
Reporting Person
With
                                    --------------------------------------------
                                    8)    Shared Voting     22,107,085 shares
                                           Power            of Common Stock

                                    --------------------------------------------
                                    9)    Sole Disposi-          -0-
                                           tive Power

                                    --------------------------------------------
                                    10)   Shared Dis-       22,107,085 shares
                                           positive Power   of Common Stock

                                    --------------------------------------------
11)   Aggregate Amount Beneficially                    22,107,085 shares of
      Owned by Each Reporting Person                   Common Stock

--------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares

--------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                         49.4 %
      Amount in Row (11)

--------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                 IN

CUSIP NO.  45031T 10 4                                       Page 16 of 22 Pages



                                  SCHEDULE 13D
                                  ------------

Item 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of ITC DeltaCom, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833.

Item 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) The undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"), Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. deNicola, Paul B. Queally, Jonathan M. Rather, D. Scott Mackesy, John D. Clark, James R. Matthews and Sanjay Swani (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C. The principal business of VIII Associates is that of acting as the general partner of WCAS
VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The following individuals, who are citizens of the United States, are the managing members of VIII Associates:

          (i)    Patrick J. Welsh
          (ii)   Russell L. Carson
          (iii)  Bruce K. Anderson
          (iv)   Thomas E. McInerney
          (v)    Robert A. Minicucci
          (vi)   Anthony J. deNicola
          (vii)  Paul B. Queally
          (viii) Jonathan M. Rather
          (ix)   D. Scott Mackesy
          (x)    John D. Clark
          (xi)   James R. Matthews
          (xii)  Sanjay Swani

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial

CUSIP NO.  45031T 10 4                                       Page 17 of 22 Pages

or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.
          --------------------------------------------------

                    On October 17, 2002 the United States Bankruptcy Court for the District of Delaware entered an order confirming the Issuer's First Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as revised (the "Plan"). The Plan is incorporated herein as Exhibit B hereto by reference to Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 2002 (the "Form 8-K'), and any description thereof is qualified in its entirety by reference thereto. The Plan became effective on October 29, 2002 (the "Effective Date"). Pursuant to such Plan the Issuer exchanged its outstanding (i) 11% Senior Notes due 2007, (ii) 8 7/8% Senior Notes due 2008 and (iii) 9 3/4% Senior Notes due 2008 (collectively, the "Senior Notes") for Common Stock. On the Effective Date, WCAS VIII held an aggregate of $140,695,000 principal amount of Senior Notes and JP Morgan Chase Bank held an aggregate of $74,404,000 principal amount of Senior Notes subject to the terms of the escrow agreement described in Item 5 below. The source of funds for such notes was WCAS VIII's working capital, or funds available for investment. On the Effective Date, the managing members of VIII Associates and certain present and former employees of affiliates of VIII Associates held an aggregate of $10,754,000 principal amount of Senior Notes through WCA Management Corporation, an affiliate of VIII Associates. The sources of funds for such notes were such individuals' personal funds. In accordance with the terms of the Plan, all Senior Notes were exchanged for Common Stock.

Item 4.   PURPOSE OF TRANSACTION.
          ----------------------

          As described in Item 3 above, the shares of Common Stock held by the Reporting Persons and by JP Morgan Chase Bank were acquired pursuant to the terms of the Plan.

          WCAS VIII and the other Reporting Persons intend to regularly review their investment in the Issuer and in other companies. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), WCAS VIII and the other Reporting Persons, and/or other persons affiliated with them, may acquire additional securities of the Issuer, or sell some or all of their Common Stock, on the open market or in privately negotiated transactions. In addition, based on such review and/or discussions with management of the Issuer and/or the Issuer's Board of Directors and/or other persons, WCAS VIII and the other Reporting Persons may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, a possible acquisition or restructuring of, or a business combination involving, the Issuer. WCAS VIII and the other Reporting Persons may also formulate plans or proposals for, and may from time to time explore, or make formal proposals relating to, other transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

CUSIP NO.  45031T 10 4                                       Page 18 of 22 Pages

          Except as set forth in this Item 4, neither WCAS VIII nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. WCAS VIII and the other Reporting Persons reserve the right to at any time change their present intention with respect to any or all of the matters referred to in this Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          The following information is based on a total of 44,750,000 shares of Common Stock proposed to be issued pursuant to the Plan.

          (a) WCAS VIII owns 21,054,451 shares of Common Stock, or approximately 47.05% of the Common Stock proposed to be issued pursuant to the Plan. 7,286,907 shares of the Common Stock owned by WCAS VIII, or approximately 16.28% of the Common Stock proposed to be issued pursuant to the Plan, are held by JP Morgan Chase Bank, as escrow agent, subject to the terms of an escrow agreement dated October 28, 2002 (the "Escrow Agreement"). The Escrow Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto. Such shares will continue to be held by JP Morgan Chase Bank until the provisions of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, no longer restrict WCAS VIII from acquiring such shares, at which time the shares will be assigned and delivered to WCAS VIII, or, if earlier, until WCAS VIII instructs JP Morgan Chase Bank to dispose of such shares. On any matter submitted to a vote of stockholders of the Issuer, JP Morgan Chase Bank has agreed to vote (or cause to be voted) the shares held by it pursuant to the Escrow Agreement in the same proportion and in the same manner as the shares of outstanding Common Stock not held by it have been voted on any such matter. VIII Associates, as the general partner of WCAS VIII, beneficially owns the shares of Common Stock owned by WCAS VIII, by the managing member of VIII Associates, and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          MANAGING MEMBERS OF VIII ASSOCIATES
          -----------------------------------

          (i) Patrick J. Welsh directly owns 192,948 shares of Common Stock, or approximately 0.43% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (ii) Russell L. Carson directly owns 192,948 shares of Common Stock, or approximately 0.43% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (iii) Bruce K. Anderson directly owns 192,948 shares of Common Stock, or approximately 0.43% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (iv) Thomas E. McInerney directly owns 192,948 shares of Common Stock, or approximately 0.43% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (v) Robert A. Minicucci directly owns 68,211 shares of Common Stock, or approximately 0.15% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

CUSIP NO.  45031T 10 4                                       Page 19 of 22 Pages

          (vi) Anthony J. deNicola directly owns 22,737 shares of Common Stock, or approximately 0.05% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (vii) Paul B. Queally directly owns 13,579 shares of Common Stock, or approximately 0.03% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (viii) Jonathan M. Rather directly owns 4,526 shares of Common Stock, or approximately 0.01% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (ix) D. Scott Mackesy directly owns 2,316 shares of Common Stock, or approximately 0.01% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (x) James R. Matthews directly owns 1,368 shares of Common Stock, or less than 0.01% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          (xi) Sanjay Swani directly owns 6,737 shares of Common Stock, or approximately 0.02% of the Common Stock proposed to be issued pursuant to the Plan, and beneficially owns the shares of Common Stock owned by WCAS VIII and by the present employees of affiliates of VIII Associates who hold shares of Common Stock through WCA Management Corporation.

          CERTAIN FORMER AND PRESENT EMPLOYEES OF AFFILIATES OF VIII ASSOCIATES
          ---------------------------------------------------------------------

          Certain present employees of affiliates of VIII Associates own 13,578 shares of Common Stock, or approximately 0.01% of the Common Stock proposed to be issued pursuant to the Plan, through WCA Management Corporation. Certain former employees of affiliates of VIII Associates own 150,001 shares of Common Stock, or approximately 0.34% of the Common Stock proposed to be issued pursuant to the Plan, through WCA Management Corporation. WCA Management Corporation intends to distribute those shares to such individuals.

          (b) WCAS VIII, VIII Associates and the managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of all of the shares of Common Stock owned by WCAS VIII, VIII Associates, the managing members of VIII Associates and employees of affiliates of VIII Associates.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.
          ------------------------------------------

          WCAS VIII's partnership agreement contains provisions restricting the other Reporting Persons and employees of affiliates of VIII Associates from transferring shares of Common Stock. Section 8.04(a) of the partnership agreement is attached hereto as Exhibit D. The restrictions do not permit any such individual to sell shares of Common Stock until at least 25% of the maximum amount of shares of Common Stock held by WCAS VIII have been sold or otherwise disposed of.

CUSIP NO.  45031T 10 4                                       Page 20 of 22 Pages


Thereafter, no such individual shall sell shares of Common Stock in an amount which exceeds, as a percentage of shares of Common Stock held by such individual, the percentage of the maximum amount of shares of Common Stock held by WCAS VIII that shall, at the time, have been sold or otherwise disposed of by WCAS VIII.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A - Group Agreement (Appears at Page 22)

          Exhibit B - Issuer's First Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as revised (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 28, 2002)

          Exhibit C - Escrow Agreement, dated as of October 28, 2002, between Welsh, Carson, Anderson & Stowe VIII, L.P. and J.P. Morgan Chase Bank.

          Exhibit D - Section 8.04(a) of the partnership agreement of Welsh, Carson, Anderson & Stowe VIII, L.P.

CUSIP NO.  45031T 10 4                                       Page 21 of 22 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2002
                                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                   By:  WCAS VIII Associates, LLC, General
                                        Partner

                                   By: /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Managing Member

                                   WCAS VIII ASSOCIATES, LLC

                                   By: /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Managing Member

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Patrick J. Welsh

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Russell L. Carson

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Bruce K. Anderson

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Thomas E. McInerney

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Robert A. Minicucci

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Anthony J. deNicola

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Paul B. Queally

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/D. Scott Mackesy

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/John D. Clark

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/James R. Matthews

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Sanjay Swani

CUSIP NO.  45031T 10 4                                       Page 22 of 22 Pages

                                                                       EXHIBIT A
                       AGREEMENT PURSUANT TO RULE 13d-1(k)
                       -----------------------------------

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 1, 2002
                                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                   By:  WCAS VIII Associates, LLC, General
                                        Partner

                                   By: /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Managing Member

                                   WCAS VIII ASSOCIATES, LLC

                                   By: /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Managing Member

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Patrick J. Welsh

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Russell L. Carson

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Bruce K. Anderson

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Thomas E. McInerney

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Robert A. Minicucci

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Anthony J. deNicola

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Paul B. Queally

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/D. Scott Mackesy

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/John D. Clark

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/James R. Matthews

                                       /s/ Jonathan M. Rather
                                      ---------------------------------------
                                         Attorney-in-Fact/Sanjay Swani